Exhibit 99.1

Grant of Share Options under Share Option Scheme and Awards under Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, June 10, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on June 9, 2025, it granted share options (“Share Options”) under the Share Option Scheme adopted by HUTCHMED in 2015 (the “Share Option Scheme”) and awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2025 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct compensation benchmarking research on a selected peer group of companies. As a result of this the Remuneration Committee has comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. In line with this review HUTCHMED has decided to make the following grant of Share Options and LTIP Awards.

1. Performance Related Share Options

HUTCHMED granted Share Options subject to the Performance Targets (defined below) under its Share Option Scheme to Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer), being a person discharging managerial responsibility (“PDMR”) under the UK Market Abuse Regulation, to subscribe for 1,493,435 ordinary shares with par value US$0.10 each in the share capital of the Company (“Ordinary Shares”) subject to the acceptance of the grantee.  Details of such Share Options granted are as follows:

Date of grant	:	June 9, 2025
Exercise price of share options granted	:	HK$25.50 per Ordinary Share
Number of share options granted	:	1,493,435 Ordinary Shares
Closing market price of Ordinary Shares at HKEX on the date of grant	:	HK$25.50 per Ordinary Share
Exercise period of the share options	:	From June 9, 2025 to June 8, 2035
Vesting period of the share options	:	Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial year ending December 31, 2027 (the “2027 Results Announcement”).
Performance targets	:

The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2025 to 2027 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of 2027 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

Clawback mechanism	:

The share options may be subject to the clawback policy of the Company enabling the Company to recover incentive-based compensation paid to covered executive officers in the event of mis-statement of the financial statements of the Company resulting from material non-compliance with financial reporting requirements.

After the above grant of Share Options, the number of Share Options available for future grant under the scheme mandate of the Share Option Scheme is 11,409,825.

2. Performance-related LTIP Award (“Performance LTIP Award”) – award based on a maximum cash amount, which amount is determined by the achievement of performance targets for the financial years ending December 31, 2025, 2026 and 2027.  The performance targets are determined by the Remuneration Committee of HUTCHMED based on the strategic objectives of HUTCHMED.

The shares, to be purchased by the trustee following determination of the cash amount based on actual achievement of performance targets, will then be held by the trustee until the related underlying LTIP Awards are vested.  Vesting will occur three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2027.  Vesting will also depend upon the continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of HUTCHMED.

HUTCHMED granted the following Performance LTIP Awards to the following Executive Directors, each being a PDMR under the UK Market Abuse Regulation:

Award Holder	Maximum amount for the Performance LTIP Awards

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	US$3,442,787
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$779,934

An additional 132 employees of the Group have simultaneously been granted Performance LTIP Awards.

The notification in respect of share options granted to Dr Su in accordance with the requirements of the UK Market Abuse Regulation is set out below.

Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share option over Ordinary Shares of US$0.10 Share option over Ordinary Share with DI ISIN: KYG4672N1198
b)	Nature of the transaction

Grant of options in respect of 1,493,435 Ordinary Shares under the Share Option Scheme.

The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2025 to 2027 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of 2027 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,493,435

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2025-06-09
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500